ADVENT TECHNOLOGIES HOLDINGS, INC.
200 Clarendon Street
Boston, MA 02116

April 26, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Advent Technologies Holdings, Inc. Registration Statement on Form S-1 File Number 333-264421

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Advent Technologies Holdings, Inc. hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-1 (File No. 333-264421) be accelerated to 4:00 p.m., Eastern Time, on Thursday, April 28, 2022, or as soon as practicable thereafter.

Please contact Katherine Blair of Manatt, Phelps & Phillips, LLP at (310) 312-4252 with any questions you may have regarding this request. In addition, please notify Ms. Blair by telephone when this request for acceleration has been granted.

Respectfully,

ADVENT TECHNOLOGIES HOLDINGS, INC.

By:	/s/ James F. Coffey
Name:	James F. Coffey
Title:	Chief Operating Officer and General Counsel

cc:	Manatt, Phelps & Phillips, LLP